COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

05010435

SUPPL

August 10, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SEC MAIL PROCESSING RECEIVED AUG 12 2005 WASH. D.C. 190 SECTION

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the English translation of Commerzbank's recently revised Articles of Association which reflects amendments to Art. 4, sections (1) and (4) thereof, that facilitate future issuances of Commerzbank shares to its staff for cash in an aggregate maximum amount specified therein and corresponding increases in Commerzbank's authorized share capital. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

articles of association

COMMERZBANK AKTIENGESELLSCHAFT

COMMERZBANK

AS OF JULY 20, 2005

Translation from the German original

I. General

Article 1

(1) The name of the Company is

COMMERZBANK
AKTIENGESELLSCHAFT

(2) The Company has its registered office in Frankfurt am Main.

Article 2

(1) The object of the Company is to conduct banking transactions and offer financial services and other related services and transactions, including the acquisition, holding and disposal of interests in other enterprises.

(2) The Company may realize its object itself, through affiliated companies and equity participations or through the conclusion of affiliation and cooperation agreements with third parties. It is entitled to have recourse to all transactions and measures which are suitable for promoting its business object, in particular the establishment of outlets in Germany and abroad and the acquisition, management and disposal of interests in other enterprises.

Article 3

The announcements of the Company appear exclusively in the electronic Federal Gazette *(elektronischer Bundesanzeiger)*, unless otherwise prescribed by law.

II. Capital and shares

Article 4

(1) The share capital of the Company amounts to €1,557,712,650.00.
It is divided into
599,120,250 no-par-value shares.

(2) The shares are bearer shares.

(3) The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/I). On principle, shareholders are to be offered subscription rights;

however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary in order to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights.

(4) The Board of Managing Directors is authorized to increase, with the approval of the Supervisory Board, the share capital of the Bank by April 30, 2007, through the issue of new no-par-value shares against cash, in either one or several tranches, by a maximum amount of altogether €20,694,262.00, thereby excluding the subscription rights of shareholders for the purpose of issuing these shares to the Bank's staff.

(5) As resolved by the Annual General Meeting of May 30, 2003, the Bank's share capital has been conditionally increased by up to €403,000,000. Such conditional capital increase will only be effected to the extent that the holders or creditors of the convertible bonds, bonds with warrants or profit-sharing rights – carrying conversion or option rights – to be issued by May 30, 2008, by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*) exercise their conversion or option rights, or the holders or creditors of the convertible bonds or convertible profit-sharing rights to be issued by May 30, 2008 by either Commerzbank Aktiengesellschaft or companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*) meet their obligation to exercise their conversion rights.

(6) The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009 through the issue of new no-par-value shares against cash or contributions in kind, in either one or several tranches, but by a maximum amount of €225,000,000 (authorized capital 2004/II). On principle, shareholders are to be offered subscription rights; however, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights to the extent necessary to offer to the holders of conversion or option rights, either already issued or still to be issued by Commerzbank Aktiengesellschaft or by companies in which Commerzbank Aktiengesellschaft directly or indirectly holds a majority interest (group companies as defined in Art. 18, (1), *Aktiengesetz*), subscription rights to the extent to which they would be entitled after they have exercised their conversion or option rights. In addition, any fractional amounts of shares may be excluded from shareholders' subscription rights. Furthermore, the Board of Managing Directors may, with the approval of the Supervisory Board, exclude share-

holders' subscription rights insofar as the capital increase is made against contributions in kind for the purpose of acquiring companies or interests in companies.

(7) The Board of Managing Directors is authorized, with the approval of the Supervisory Board, to increase the Company's share capital by April 30, 2009, through the issue of new no-par-value shares against cash, in either one or several tranches, but by a maximum amount of €150,000,000 (authorized capital 2004/III). The Board of Managing Directors may, with the approval of the Supervisory Board, exclude shareholders' subscription rights if the issue price of the new shares is not substantially lower than that of already listed shares offering the same conditions.

Article 5

(1) The Board of Managing Directors shall determine the form and substance of the share certificates and of dividend coupons and renewal coupons, subject to the approval of the Supervisory Board.

(2) The shareholder's claim to be issued with share certificates shall be excluded, unless such certificates are required under the regulations of a stock exchange on which the share is listed. Global certificates may be issued.

III. Constitution of the Bank

1. Board of Managing Directors and Representation at Law

Article 6

(1) The Board of Managing Directors shall consist of at least two members.

(2) The Supervisory Board shall determine the number of members of the Board of Managing Directors, their appointment, the revocation of their appointment, and their employment contracts.

Article 7

(1) The Board of Managing Directors shall manage the business of the Company in accordance with the law, the Articles of Association, and the procedural rules.

(2) The procedural rules shall be issued by the Board of Managing Directors with the approval of the Supervisory Board.

Article 8

The Company is represented at law by two members of the Board of Managing Directors or by one member of the Board of Managing Directors together with a *Prokurist* (holder of a special statutory authorization provided for in Article 48 of the German Commercial Code).

Article 9

The procedural rules for the Board of Managing Directors determine the transactions into which the Board of Managing Directors may only enter with the approval of the Supervisory Board. The Supervisory Board may determine that other kinds of business transaction also require its approval.

2. Supervisory Board

Article 10

(1) The Supervisory Board advises and monitors the Board of Managing Directors in its management of the Company pursuant to the legal provisions and these Articles of Association.

(2) The members of the Supervisory Board are bound to secrecy with regard to confidential data and secrets of the Company, in particular business or trade secrets with which they become familiar through their Supervisory Board activity. This holds especially true for confidential reports and consultations. This obligation continues to apply after they have left office.

(3) The Supervisory Board shall be entitled to amend the Articles of Association provided that such amendments affect only the wording.

Article 11

(1) The Supervisory Board consists of twenty members. Ten of its members are elected by the General Meeting in accordance with the provisions of the German Stock Corporation Act *(Aktiengesetz)* and ten members by the employees in accordance with the Codetermination Act *(Mitbestimmungsgesetz)*.

(2) Members of the Supervisory Board are elected for the period ending with the close of the General Meeting which approves the actions of the Supervisory Board *(Entlastung)* during the fourth business year after the commencement of their term of office. The business year in which the term of office begins is not counted. Re-election is permitted. Members filling vacancies are elected for the remaining term of office of the retiring member.

(3) For each member of the Supervisory Board it has to elect, the General Meeting may appoint an alternate member who shall replace retiring members of the Supervisory Board in a sequence to be determined at the time of the election. The appointment of replacements for those members of the Supervisory Board to be elected by the employees is governed by Article 17 of the Codetermination Act.

(4) The simultaneous election of a number of Supervisory Board members shall always take place in one single poll, pursuant to the respective proposal made by the Supervisory Board, provided that the General Meeting does not decide on any other procedure in a specific case.

(5) Any member of the Supervisory Board and any alternate member may resign, even without a significant cause, by giving one month's written notice to the Chairman of the Supervisory Board or to the Board of Managing Directors.

Article 12

(1) Immediately after the General Meeting at which all the shareholder-appointed members are newly elected, the Supervisory Board elects a chairman and his deputy for its term of office from among its members, at a meeting to which no special invitation is required.

(2) If one of the aforementioned resigns before his term has expired, the Supervisory Board shall promptly elect a successor for the remaining term of office.

Article 13

(1) The Supervisory Board may – in addition to the committee to be formed under Article 27, paragraph 3 of the Codetermination Act – form additional committees from among its members, decide upon their responsibilities and, to the extent permitted by law, delegate to them decision-making powers.

(2) The Chairman of the Supervisory Board, if he is chairman of a committee, shall be entitled to the casting vote provided for in Article 29 of the Codetermination Act. This does not apply to the committee to be formed under Article 27, (3), of the Codetermination Act.

Article 14

(1) The Chairman of the Supervisory Board shall convene the meetings of the Supervisory Board in text form, giving two weeks' notice and stating the various points on the agenda. In urgent cases, the period of notice may be shortened as appropriate and notice may be given orally, by telephone, fax or by other customary means of telecommunication.

(2) Resolutions by the Supervisory Board and its committees shall be adopted at meetings. The Chairman of the Supervisory Board or the chairman of a committee may also cause resolutions to be adopted in writing, by telephone, in text form, in electronic or another comparable form, especially by videoconference or in a combination of all the above-mentioned procedures. Members of the Supervisory Board have no right to oppose the adoption of resolutions outside meetings.

(3) A quorum of the Supervisory Board is present, if at least ten of its members participate in the voting. Absent members of the Supervisory Board may participate in the voting by presenting their votes in writing through other members of the Supervisory Board present at the meeting. Equally possible is the submission of votes by fax, provided the original of the fax is signed and mention of this fact is explicitly made in the fax. Paragraph 2 shall not be affected.

(4) The resolutions of the Supervisory Board are adopted by simple majority of the votes cast unless otherwise provided by binding law. In the event of a tie, a new vote on the same subject must be taken immediately following the first if this is requested by a member of the Supervisory Board. Should this vote again result in a tie, the Chairman of the Supervisory Board shall have two votes. The appointment of members of the Board of Managing Directors and the revocation of their appointment is governed by Article 31 of the Codetermination Act.

(5) Where not all members of the Supervisory Board participate in the voting, the vote is to be postponed if requested by at least three members. In the event of postponement, the vote has to be taken either at the next Supervisory Board meeting to be convened pursuant to paragraph 1, or in accordance with paragraph 2, second sentence. A further postponement regarding the same subjects is permissible only if so resolved by the Supervisory Board.

(6) Postponement is ruled out if, in all cases of paragraph 5, an equal number of representatives of the shareholders and of the employees, including the Chairman of the Supervisory Board, participate in the voting.

(7) Proceedings at the meetings of the Supervisory Board shall be recorded in minutes to be signed by the chairman of the meeting.

(8) To the extent not provided herein, the Supervisory Board establishes its own procedural rules.

(9) The Supervisory Board and its committees shall be represented by the Chairman acting on behalf of the Supervisory Board.

Article 15

(1) Apart from being reimbursed for their expenses, the members of the Supervisory Board shall receive a basic remuneration consisting of the following for the relevant financial year:

1. a fixed remuneration of €20,000 and
2. a variable remuneration of €2,000 for each €0.05 of dividend paid to shareholders in respect of the past financial year in excess of a dividend of €0.10 per no-par-value share.

(2) The Chairman of the Supervisory Board shall receive three times and his deputy twice the basic remuneration as specified in paragraph 1.

(3) For their membership of a Supervisory Board committee that meets at least twice in a calendar year, the chairman of the committee shall receive an additional remuneration equal to the basic remuneration as specified in paragraph 1 and each member of the committee an additional remuneration equal to half of the basic remuneration as specified in paragraph 1.

(4) If a member of the Supervisory Board holds several of the offices mentioned in paragraphs 2 and 3, remuneration shall be paid in accordance with paragraphs 2 and 3 in respect of no more than three of these offices. The remuneration for each further office is thereby covered.

(5) Members of the Supervisory Board who have belonged to the Supervisory Board or a Supervisory Board committee for only part of a financial year shall receive a correspondingly smaller remuneration than specified in paragraphs 1 to 4.

(6) In addition, each member of the Supervisory Board shall receive an attendance fee of €1,500 for each attendance at a meeting of the Supervisory Board or a Supervisory Board committee.

(7) Both the fixed remuneration and the attendance fee shall be paid at the close of the financial year; the variable remuneration shall be paid after the close of the General Meeting which approves the actions of the Supervisory Board during the relevant financial year. Any turnover tax to be paid on the remuneration shall be reimbursed by the Company.

3. General Meeting

Article 16

The General Meetings of the Bank may take place at the Bank's legal seat, in another German city which has a stock exchange, or in a German city with more than 250,000 inhabitants.

Article 17

(1) The General Meeting shall be convened by the Board of Managing Directors or by the Supervisory Board.

(2) The General Meeting is convened by an announcement in the Federal Gazette not later than one month prior to the day by the end of which the shares are to be deposited pursuant to paragraph 3 below, not counting the day of the announcement or the last day for making such deposit.

(3) All shareholders who deposit their shares until after the end of the General Meeting with the Bank, or any other depository mentioned in the invitation, not later than the seventh day prior to the General Meeting may attend and vote at the General Meeting. Shares will also be deemed to have been properly deposited if, with the approval of a depository, the shares are held blocked on the latter's behalf at other banks until the end of the General Meeting.

(4) A voting right may be exercised by proxy. It is sufficient for the power of proxy to be conferred in writing. If the power of proxy is granted to the Company, it may also be granted, subject to the specification contained in the published invitation, by fax or electronically.

(5) The Company may permit either the entire General Meeting or parts of it to be transmitted in word and image via electronic or other media. This must be mentioned in the invitation to the General Meeting.

(6) Members of the Supervisory Board resident outside the Federal Republic of Germany may take part in the General Meeting by means of video transmission.

Article 18

(1) The General Meeting will be presided over by the Chairman of the Supervisory Board or any other member of the Supervisory Board appointed by him. If neither the Chairman nor the member appointed by him is present, the member most senior in years of the shareholders' representatives on the Supervisory Board attending the meeting shall preside. If none of the shareholders' representatives is present, the shareholder most senior in years shall open the meeting and see to it that a chairman is duly elected.

(2) The chairman shall preside at the meeting. He may set the order of items in deviation from the agenda announced. He shall also determine the manner of voting.

Article 19

(1) Each no-par-value share entitles the bearer to one vote at the General Meeting.

(2) If the statutory minimum investment has been effected, shares which are not fully paid in confer voting rights in proportion to the amounts paid in at the lowest amount for which shares are issued.

(3) The General Meeting shall adopt its resolutions by a simple majority of votes cast, unless binding law or the Articles of Association require a larger majority. In cases in which the law in non-mandatory form requires the vote by a majority of the capital represented, a simple majority of the capital represented shall be sufficient.

(4) A majority of four-fifths of the votes cast is required for a resolution providing for the winding-up of the Company. This majority must represent at least three-quarters of the capital.

IV. Business year

Article 20

The business year is the calendar year.

Article 21

An ordinary General Meeting shall be held within the first eight months of each business year. The following items shall be included in the agenda:

1. Presentation of the Annual Accounts, the Management Report, and the report of the Supervisory Board, as well as a proposal regarding the appropriation of the distributable profit.

2. Resolution on the Annual Accounts in instances where approval by the General Meeting is required by law.

3. Resolution on the appropriation of the distributable profit.

4. Resolution on approval of the actions *(Entlastung)* of the members of the Board of Managing Directors and of the Supervisory Board.

5. Appointment of members of the Supervisory Board, if necessary.

6. Appointment of the auditors.

Article 22

(1) In the event of an increase in share capital, a manner of distribution of profits may be determined for the new shares which deviates from the provisions of Article 60, (2), of the Stock Corporation Act.

(2) To the extent that the Bank, with the approval of the General Meeting, has issued profit-sharing rights *(Genussrechte)*, whose conditions of issue entitle the holders to claim payment from the distributable profit, shareholders shall have no claim to this section of the distributable profit (Article 58, (4), Stock Corporation Act).

V. Provisions concerning contributions in kind

Article 23

I. Of the founders, Commerzbank Aktiengesellschaft has made the following contributions in kind:

....

(Contains specific provisions concerning contributions in kind of the former Commerzbank AG under Article 27 of the Stock Corporation Act.)